CUSIP No. 33831M107                                                 Page 1 of 3



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Five Star Products, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    33831M107
                                 (CUSIP Number)

                             Andrea D. Kantor, Esq.
                     National Patent Development Corporation
                             777 Westchester Avenue
                          White Plains, New York 10604
                                 (914) 249-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  June 26, 2006
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Five Star Products, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 777 Westchester Avenue, Fourth Floor, White Plains, New York 10604. This Statement constitutes Amendment No. 2 to a Schedule 13D, dated December 3, 2004 (as amended by Amendment No. 1, the "Schedule 13D"), filed by National Patent Development Corporation, a Delaware corporation ("NPDC" or the "Filing Person"), with respect to the Common Stock. Except as amended by this Amendment No. 2, the statements in the Schedule 13D remain unchanged.

Item 4.  Purpose of Transaction

         Item 4 of Schedule 13D is hereby amended to read as follows:

         On June 26, 2006, the Filing Person announced that it had terminated discussions with FLJ Partners, LLC ("FLJ") with respect to (1) the sale by the Filing Person to FPL of its approximately 64% interest in the Company and (2) a series of transactions that, if consummated, would have resulted in the Company becoming a wholly owned subsidiary of FLJ. The discussions were terminated by the Filing Person as a result of the inability of the parties to agree to proceed with the transactions.A copy of a press release issued by the Filing Person on June 26, 2006 is attached hereto as Exhibit 1 and is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

         Item 7 of Schedule 13D is hereby amended to read as follows:

         Exhibit 1. Press release issued by the Filing Person on June 26, 2006.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2006


                                                NATIONAL PATENT DEVELOPMENT
                                                CORPORATION


                                                Jerome I. Feldman
                                                Chief Executive Officer